DECOMA INTERNATIONAL INC.

Decoma announces financial results for fourth quarter & year end 2003

Sales up 22% in the fourth quarter and 15% for the full year

CONCORD, ON, Feb. 25, 2004 - Decoma International Inc. (TSX:DEC.A;
NASDAQ:DECA) today announced financial results for the fourth quarter and year ended December 31, 2003.

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    Financial Highlights
    --------------------
                                     Three Months              Year
                                   Ended December 31,    Ended December 31,

    (US$, in millions,
     except per share figures)      2003        2002        2003        2002

    Sales                         $646.2      $528.2    $2,355.8    $2,056.7

    Operating income              $ 18.6      $ 42.7    $  151.2    $  173.7

    Net income                   ($  3.8)     $ 23.1    $   71.9    $   93.0

    Diluted earnings per share    ($0.06)     $ 0.25    $   0.77    $   1.03

    Weighted average diluted
     shares outstanding             83.5        98.3       104.3        98.3

    Commenting on the above results, Al Power, Decoma's President and Chief
Executive Officer, noted: "Despite lower overall production volumes, we increased sales and content per vehicle in both the fourth quarter and full year. These increases are the result of recent acquisitions, new facility start-ups, new programs and takeover contracts. Our loss for the fourth quarter and lower income for the full year are primarily attributable to our previously announced decision to write-down certain assets in the United
Kingdom and consolidate paint capacity in continental Europe. We believe these actions will help improve the Company's long-term financial performance in Europe."

    Results of Operations
    ---------------------

    Total sales increased 22% to $646.2 million in the fourth quarter and 15%
to $2,355.8 million for the full year ended December 31, 2003. Full year sales benefited $204.1 million from currency translation. Excluding the impact of currency translation, full year sales grew $95.0 million or 5% over 2002.
    For the year ended December 31, 2003, vehicle production volumes declined
3% in North America and increased 1% in Europe. Despite lower overall volumes, Decoma's production sales increased 8% to $1,506.8 million in North America and 31% to $646.5 million in Europe. Average content per vehicle in 2003 increased 12% to $95 in North America and 30% to $39 in Europe.
    Decoma's full year 2003 sales and content in North America benefited significantly from the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency, which added approximately $102.1 million to production sales and $6 to content per vehicle. In addition to currency translation, sales and content benefited from Decoma's acquisition of Federal Mogul's original equipment automotive lighting operations, which added $51.9 million to production sales and $3 to North American content per vehicle. Sales and content growth also benefited from new takeover business, sales on programs launched during or subsequent to 2002 and strong volumes on certain high content production programs.
    In Europe, full year 2003 sales and content growth were driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency, which added approximately $83.1 million to European production sales and $5 to content per vehicle. Content growth was also driven by sales at new facilities added in the latter part of 2002 and in 2003. New facility start-ups in Austria, Germany and Poland, the start up of the Company's new Belgian paint line and the takeover of an existing sequencing facility in Belgium collectively added approximately $102.9 million to production sales and $6 to European content per vehicle.
    Operating income in the fourth quarter of 2003 declined to $18.6 million, compared to $42.7 million for the same period last year. This decline largely reflects the above noted United Kingdom impairment and continental Europe paint capacity consolidation charges of $23.8 million. These charges are explained in the "Other Charges" section of the Management's Discussion and
Analysis ("MD&A") attached to this press release.
    Operating income for the year ended December 31, 2003 was $151.2 million compared to $173.7 million the previous year. These results reflect losses in
Europe as a result of the $23.8 million of charges described above, efficiency and other performance issues at certain facilities, as well as costs incurred to support European sales growth, including investments in new facilities.
    Net losses for the fourth quarter of 2003 were $3.8 million (a loss of
$0.06 per diluted share), including the impact of $23.8 million in charges described above, compared to net income of $23.1 million (income of $0.25 per diluted share) for the fourth quarter of 2002.
    Net income for the year ended December 31, 2003 declined to $71.9 million
($0.77 per diluted share), from $93.0 million ($1.03 per diluted share) in
2002. In addition to the U.K. impairment and continental Europe paint capacity consolidation charges, which reduced diluted earnings per share by $0.23 in 2003, diluted earnings per share were impacted by an increase in the average number of diluted Class A Subordinate Voting and Class B shares outstanding at the end of the period.
    Capital spending for the year ended December 31, 2003 totalled $185.5 million, reflecting substantial investments in new facilities to support the
Company's future growth in both North America and Europe.

    Quarterly Dividend
    ------------------

    At its meeting today, Decoma's Board of Directors declared a fourth quarter 2003 dividend of US$0.07 per share on Class A Subordinate Voting and
Class B shares payable on March 19, 2004 to shareholders of record on March 9, 2004.

    Outlook
    -------

    Commenting on the Company's outlook, Randy Smallbone, Decoma's Executive
Vice-President, Finance and Chief Financial Officer, said: "This past year was a year of investment for our Company, during which significant costs were incurred to support new facilities and program changeovers. These investments were necessary to support future sales and earnings growth. While our recent decision to write-down and consolidate certain European assets resulted in a loss in the fourth quarter, we believe we have taken the proactive measures necessary to address challenges in Europe. We are optimistic that these actions, combined with contributions from new start-ups and new program launches will allow Decoma to return to positive earnings growth."

    Full Year 2004

    North American light vehicle production is estimated at 16.1 million vehicles for 2004, an increase of approximately 2% over 2003 vehicle production volumes of 15.9 million units. Western European light vehicle production is estimated at 16.3 million vehicles for 2004, substantially unchanged from 2003 vehicle production volumes of 16.4 million units.
    The Company's outlook assumes that average exchange rates for the
Canadian dollar, Euro and British Pound relative to the U.S. dollar will approximate the average exchange rates experienced in the fourth quarter of
2003.
    As a result of the above factors, 2004 North American content per vehicle is expected to be between $95 and $100, European content per vehicle is expected to be between $50 and $56 and total sales are expected to range between $2,530 million and $2,750 million.
    North American content per vehicle in 2006 is expected to approach $120.
This represents a compound average growth rate over 2003 content per vehicle of 8%.
    European content per vehicle in 2006 is expected to approximate $55 representing a compound average growth rate over 2003 of 12%.
    Capital spending for 2004 is expected to approximate $151 million.

    Director Appointment
    --------------------

    Decoma also announced today that Mr. Vincent J. Galifi has been appointed to Decoma's Board of Directors. Mr. Siegfried Wolf has also been appointed as
Chairman of the Board of Directors to replace Ms. Belinda Stronach who resigned from the Company's Board of Directors on January 20, 2004.

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2002, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the MD&A for the three and twelve month periods ended December 31, 2003, which is attached to this press release. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
(including sport utility vehicles and mini-vans). Decoma has approximately
15,000 employees in 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England,
France, Austria, Poland, the Czech Republic and Japan.

    Conference Call
    ---------------

    -------------------------------------------------------------------------
    Decoma management will hold a conference call to discuss fourth quarter and full year 2003 results on Thursday, February 26, 2004 at 9:30 a.m.
    EST. The dial-in numbers for the conference call are (416) 640-4127
    (local) or 1 (800) 814-4853 for out of town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of
    90 days.
    -------------------------------------------------------------------------

    Readers are asked to refer to the MD&A attached to this release for a more detailed discussion of the fourth quarter and full year 2003 results.

For further information: S. Randall Smallbone, Executive Vice-President,
Finance and Chief Financial Officer of Decoma at (905) 669-2888. For further information about Decoma, please visit the Company's website at www.decoma.com.

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)
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    -------------------------------------------------------------------------
                                                          As at        As at
                                                    December 31, December 31,
    (U.S. dollars in thousands)                            2003         2002
    -------------------------------------------------------------------------
                                   ASSETS
    -------------------------------------------------------------------------
    Current assets:
      Cash and cash equivalents                     $    93,545  $    82,059
      Accounts receivable                               395,040      306,870
      Inventories                                       216,502      160,091
      Income taxes receivable                             4,015            -
      Prepaid expenses and other                         18,267       15,902
    -------------------------------------------------------------------------
                                                        727,369      564,922
    -------------------------------------------------------------------------
    Investments                                          20,781       17,382
    -------------------------------------------------------------------------
    Fixed assets, net                                   680,497      525,463
    -------------------------------------------------------------------------
    Goodwill, net (note 7)                               71,106       62,008
    -------------------------------------------------------------------------
    Future tax assets                                    10,556        6,015
    -------------------------------------------------------------------------
    Other assets                                         18,390       16,745
    -------------------------------------------------------------------------
                                                    $ 1,528,699  $ 1,192,535
    -------------------------------------------------------------------------
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                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Bank indebtedness (note 9(b))                 $   177,288  $    55,021
      Accounts payable                                  226,114      187,656
      Accrued salaries and wages                         68,298       59,715
      Other accrued liabilities                          77,260       54,104
      Income taxes payable                                    -       13,336
      Long-term debt due within one year                  4,856        6,918
      Debt due to Magna and its affiliates
       within one year (note 9(c))                      141,804      103,536
      Convertible Series Preferred Shares,
       held by Magna (note 9(a))                        150,572       95,639
    -------------------------------------------------------------------------
                                                        846,192      575,925
    -------------------------------------------------------------------------
    Long-term debt                                       11,194        9,677
    -------------------------------------------------------------------------
    Long-term debt due to Magna and its
     affiliates (note 9(c))                                   -       75,094
    -------------------------------------------------------------------------
    Convertible Series Preferred Shares,
     held by Magna (note 9(a))                                -      116,140
    -------------------------------------------------------------------------
    Other long-term liabilities                           7,462        4,837
    -------------------------------------------------------------------------
    Future tax liabilities                               50,214       48,114
    -------------------------------------------------------------------------
    Shareholders' equity:
      Convertible Debentures (note 10)                   66,127            -
      Convertible Series Preferred Shares (note 11)       8,826       18,765
      Class A Subordinate Voting Shares (note 11)       287,137      172,488
      Class B Shares (note 11)                           30,594       30,594
      Contributed surplus (note 7)                          267            -
      Retained earnings                                 156,984      111,450
      Currency translation adjustment                    63,702       29,451
    -------------------------------------------------------------------------
                                                        613,637      362,748
    -------------------------------------------------------------------------
                                                    $ 1,528,699  $ 1,192,535
    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)
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                          ---------------------------------------------------
                               Three Month Periods      Twelve Month Periods
                                Ended December 31,        Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in
     thousands except
     share and per share
     figures)                    2003         2002         2003         2002
    -------------------------------------------------------------------------
    Sales                 $   646,159  $   528,188  $ 2,355,830  $ 2,056,673
    -------------------------------------------------------------------------
    Cost of goods sold        520,944      420,110    1,891,153    1,633,225
    Depreciation and
     amortization              25,573       19,846       89,894       78,284
    Selling, general and
     administrative
     (notes 7 & 14)            51,021       39,793      175,267      137,859
    Affiliation and social
     fees                       6,204        5,738       24,541       25,311
    Other charges
     (notes 5, 6 & 7)          23,785            -       23,785        8,301
    -------------------------------------------------------------------------
    Operating income           18,632       42,701      151,190      173,693
    Equity income                (416)         (47)      (1,844)        (521)
    Interest expense, net       2,865        2,510       10,693       11,984
    Amortization of
     discount on
     Convertible Series
     Preferred Shares,
     held by Magna              2,014        1,938        8,631        8,351
    Other income (note 15)          -         (495)      (1,387)      (4,369)
    -------------------------------------------------------------------------
    Income before income
     taxes                     14,169       38,795      135,097      158,248
    Income taxes               17,946       15,700       63,195       65,223
    -------------------------------------------------------------------------
    Net (loss) income     $    (3,777) $    23,095  $    71,902  $    93,025
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Convertible Series
     Preferred Shares
     held by Magna and
     Convertible
     Debentures, net of
     taxes (note 10)      $    (1,142) $    (1,297) $    (7,552) $    (4,792)
    -------------------------------------------------------------------------
    Net (loss) income
     attributable to
     Class A Subordinate
     Voting and Class B
     Shares                    (4,919)      21,798       64,350       88,233
    Retained earnings,
     beginning of period      167,749       93,736      111,450       49,768
    Dividends on Class A
     Subordinate Voting
     and Class B Shares        (5,846)      (4,084)     (18,816)     (14,247)
    Adjustment for change
     in accounting policy
     for goodwill (note 7)          -            -            -      (12,304)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period        $   156,984  $   111,450  $   156,984  $   111,450
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share
      Basic               $     (0.06) $      0.32  $      0.88  $      1.30
      Diluted             $     (0.06) $      0.25  $      0.77  $      1.03
    -------------------------------------------------------------------------
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    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     (in millions)
      Basic                      83.5         68.1         73.4         67.8
      Diluted                    83.5         98.3        104.3         98.3
    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)
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                               Three Month Periods      Twelve Month Periods
                                Ended December 31,        Ended December 31,
    -------------------------------------------------------------------------

    (U.S. dollars in
     thousands)                  2003         2002         2003         2002
    -------------------------------------------------------------------------
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net (loss) income     $    (3,777) $    23,095  $    71,902  $    93,025
    Items not involving
     current cash flows        47,477       21,576      111,595       95,557
    -------------------------------------------------------------------------
                               43,700       44,671      183,497      188,582
    Changes in non-cash
     working capital           43,591       46,470      (51,621)      50,011
    -------------------------------------------------------------------------
                               87,291       91,141      131,876      238,593
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Fixed asset additions     (59,228)     (49,564)    (177,906)     (99,940)
    Increase in investments
     and other assets          (5,975)      (5,512)      (8,057)      (9,708)
    Business acquisitions
     (note 8)                  (5,808)           -      (19,068)      (2,584)
    Proceeds from
     disposition of fixed
     and other assets              (2)       1,353          455        1,578
    Proceeds from
     disposition of
     operating division,
     net (note 15(c))               -            -            -        5,736
    -------------------------------------------------------------------------
                              (71,013)     (53,723)    (204,576)    (104,918)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness         90,366      (34,967)     109,689     (110,339)
    Repayments of debt due
     to Magna and its
     affiliates               (72,340)           -      (72,417)      (7,836)
    Increase (decrease) in
     long term debt             3,980         (361)        (179)     (10,844)
    Issuance of Convertible
     Debentures (note 10)           -            -       66,128
    Issuances of Class A
     Subordinate Voting
     Shares (note 11)               -            -        4,715        4,663
    Convertible Debentures
     interest payments         (2,499)           -       (3,751)
    Dividends on
     Convertible Series
     Preferred Shares          (2,191)      (3,022)     (12,177)     (12,098)
    Dividends on Class A
     Subordinate Voting
     and Class B Shares        (5,846)      (4,084)     (18,816)     (14,247)
    -------------------------------------------------------------------------
                               11,470      (42,434)      73,192     (150,701)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents           4,134        3,078       10,994        4,814
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                31,882       (1,938)      11,486      (12,212)
    Cash and cash
     equivalents,
     beginning of period       61,663       83,997       82,059       94,271
    -------------------------------------------------------------------------
    Cash and cash
     equivalents, end of
     period               $    93,545  $    82,059  $    93,545  $    82,059
    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements

    Three and twelve month periods ended December 31, 2003 and 2002

    (Unaudited)
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    1.  The Company

    Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias
    (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

    2.  Basis of Presentation

    The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included.
    Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 (the Company's
    "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

    The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at December 31, 2003 and the results of its operations and cash flows for the three and twelve month periods ended
    December 31, 2003 and 2002.

    3.  Cyclicality of Operations

    Substantially all revenue is derived from sales to the North American and
    European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued
    relationships with the major automobile manufacturers.

    4.  Use of Estimates

    The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    5.  United Kingdom Impairment Charge

    Upon completion of the 2004 business planning process, the Company identified a number of indicators of United Kingdom long-lived asset impairment including the continuation of United Kingdom budgeted operating losses, uncertain long-term production volumes for the United
    Kingdom market in general which affect certain of the Company's existing programs, and excess paint capacity in the United Kingdom market. In addition, Ford of Europe's decision to produce its 2006 Freelander program at Ford facilities in Halewood, England, has caused the Company to relocate its related 2006 Freelander fascia production from Sybex to the closer Merplas facility.

    Under Canadian GAAP, these impairment indicators required the Company to assess its United Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the write-down. The result was a write-down of $12.4 million in the three month period ended December 31, 2003 of certain of the assets of the
    Company's Sybex facility. This write-down will have no near term impact on operations at the Company's United Kingdom facilities which will continue their operations in the normal course.

    As a result of cumulative losses in the United Kingdom, this impairment charge has not been tax effected.

    6.  Continental Europe Paint Capacity Consolidation Charges

    During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

    The consolidation required the write-down of the carrying value of the
    Decoform paint line. The consolidation will also result in severance costs associated with a reduction of the Decoform workforce of 284 employees. Total charges in 2003 related to the continental Europe paint capacity consolidation plan were $11.4 million.

    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

    These continental Europe paint capacity consolidation charges have resulted in large accounting losses in Germany and create both taxable temporary difference and loss carryforward future tax assets. A full valuation allowance has been provided against these future tax assets resulting in no net tax recovery in the consolidated statement of income against these charges.

    7.  Accounting Policy Changes

    Stock-based Compensation
    As provided for by new accounting recommendations of The Canadian
    Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 12. The impact of this accounting policy change on reported net income and earnings per share is as follows:

                                             Three Month        Twelve Month
    (U.S. dollars, in thousands             Period Ended        Period Ended
     except per share figures)         December 31, 2003   December 31, 2003
    -------------------------------------------------------------------------
    Increase in selling, general
     and administrative expenses              $       67          $      267
    -------------------------------------------------------------------------
    Reduction of net income                   $       67          $      267
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Reduction of earnings per Class A
     Subordinate Voting or Class B Share
      Basic                                   $        -          $        -
      Diluted                                 $        -          $        -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Goodwill and Deferred Preproduction Expenditures
    In 2002, the Company adopted the new accounting recommendations of the
    CICA for goodwill and other intangible assets. These accounting recommendations require that all business combinations initiated after
    June 30, 2001 be accounted for using the purchase method of accounting, provide new criteria to determine when acquired intangible assets should be recognized separately from goodwill and employ new non-amortization and impairment rules for existing goodwill and indefinite life intangible assets.

    Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. As part of its initial assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in 2002. As a result of cumulative losses in the United Kingdom, this write-down was not tax effected.

    In addition, commencing in 2002, the Company ceased recording amortization of existing goodwill. The Company does not have any indefinite life intangible assets meeting the non-amortization criteria under the new accounting recommendations.

    8.  Business Acquisitions

    (a) During the fourth quarter of 2003, the Company acquired the shares of
    HDO Galvano-und Oberflachentechnik GmbH ("HDO"). HDO operated a chroming line adjacent to the Company's Idoplas facility in Germany. The line is being converted to allow for grille chroming and will be integrated into
    Idoplas' operations. The Company expects to launch the chroming line in
    2004 and commence the insourcing of grille chroming business previously outsourced by Decoma's European operations. Total consideration paid in connection with the acquisition amounted to $5.8 million.

    (b) During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution centre in
    Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia.
    The total purchase price was $10.4 million. The transaction closed on
    April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003.

    (c) During both the second quarter of 2002 and the second quarter of
    2003, the Company repaid two promissory notes that were due May 31, 2002 and 2003, respectively, each in the amount of Cdn$4.0 million that arose on the May 2001 acquisition of the remaining minority interest in Decomex
    Inc.

    9.  Debt

    (a) Convertible Series Preferred Shares
    During the third quarter of 2003, the Series 1, 2 and 3 Convertible
    Series Preferred Shares held by Magna International Inc. ("Magna") were converted into Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per Class A Subordinate Voting Share. Decoma issued
    14,895,729 Class A Subordinate Voting Shares on conversion.

    The liability amounts for the Series 4 and 5 Convertible Series Preferred
    Shares are presented as current liabilities. The Series 4 Convertible
    Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$100 million after December 31, 2003 and the Series 5
    Convertible Series Preferred are retractable by Magna at their aggregate face value of Cdn$100 million commencing December 31, 2004.

    These shares are also convertible by Magna into the Company's Class A
    Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

    (b) Credit Facility
    At December 31, 2003 the Company had lines of credit totaling
    $316.0 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 27, 2004, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at
    December 31, 2003 were approximately $122.7 million.

    (c) Debt Due to Magna and its Affiliates
    The Company's debt due to Magna and its affiliates consists of the following:

    -------------------------------------------------------------------------
    (U.S. dollars in thousands)                     December 31, December 31,
                                                           2003         2002
    -------------------------------------------------------------------------

    Debt denominated in Canadian dollars (i)        $    46,512  $    38,256
    Debt denominated in Euros (ii)                       94,128      139,324
    Capital lease obligation denominated in Euros         1,164        1,050
    -------------------------------------------------------------------------
                                                        141,804      178,630
    Less due within one year                            141,804      103,536
    -------------------------------------------------------------------------
                                                    $         -  $    75,094
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        Notes:
        (i)  This debt initially bore interest at 7.5% and was repayable in
             2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective
             September 2001, 3.10% effective January 1, 2002, 3.60% effective
             April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective
             October 1, 2002, 3.85% effective January 1, 2003, 4.25%
             effective April 1, 2003, 4.19% effective July 1, 2003, 3.86%
             effective October 1, 2003 and 3.65% effective January 1, 2004.
             The maturity date of the Cdn$60 million debt has been extended to March 31, 2004.

        (ii) This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was repayable
             October 1, 2002, October 1, 2003 and December 31, 2004,
             respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29% effective October 2,
             2002, 3.86% effective January 2, 2003, 3.51% effective April 2,
             2003, 3.14% effective July 2, 2003 and 3.32% effective
             October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to 3.32% effective October 2,
             2003. Substantially all of the first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches outstanding at December 31, 2003 have
             subsequently been repaid. The third and final tranche of this debt, totaling Euro 72.0 million, continues to be due
             December 31, 2004 and bears interest at its original rate of
             7.5%.

    10. Convertible Debentures

    On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing
    March 31, 2010. The Convertible Debentures are convertible at the option of the holder at any time into the Company's Class A Subordinate Voting
    Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the Convertible Debentures are redeemable at the Company's option between
    March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than
    Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to
    March 31, 2008, all or part of the Convertible Debentures are redeemable at the Company's option at any time. On redemption or maturity, the
    Company will have the option of retiring the Convertible Debentures with
    Class A Subordinate Voting Shares in which case the number of Class A
    Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, the Company may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting
    Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Convertible Debentures.

    Under Canadian GAAP, the key attributes of the Convertible Debentures are separately valued and accounted for as follows:
    -   the present value of principal and interest (each of which can, at the option of the Company, be settled with the issuance of Class A
        Subordinate Voting Shares) has been presented as equity. The present value was determined using a discount rate of 7.75% reflecting an estimate of the coupon rate that the Convertible Debentures would have borne absent the holders' conversion feature. The resulting discount is accreted to the Convertible Debentures' face value over the period from issuance to unrestricted redemption (March 31, 2008)
        through periodic charges, net of income taxes, presented as financing charges on Convertible Debentures in the consolidated statements of income; and
    -   the holders' conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Convertible
        Debentures for Class A Subordinate Voting Shares at a fixed price.
        The residual approach was used to value this attribute and this amount is also presented as equity.

    In addition to the impact on diluted earnings per share of the Company's
    Convertible Series Preferred Shares and issued and outstanding stock options, diluted earnings per share have been calculated based on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the period had the holders of the
    Convertible Debentures exercised their fixed price conversion rights at the date of issuance of the Convertible Debentures.

    11. Capital Stock

    Class and Series of Outstanding Securities
    For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares", and note 12, "Capital
    Stock", of the Company's annual financial statements.

    The following table summarizes the outstanding share capital of the
    Company:

    -------------------------------------------------------------------------
                                                     Authorized       Issued
    -------------------------------------------------------------------------

    Convertible Series Preferred Shares
     (Convertible into Class A Subordinate
     Voting Shares)                                   3,500,000    2,000,000
    Preferred Shares, issuable in series              Unlimited            -
    Class A Subordinate Voting Shares                 Unlimited   51,598,628
    Class B Shares
     (Convertible into Class A Subordinate
     Voting Shares)                                   Unlimited   31,909,091
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the second quarter of 2003, the Company issued 548,600 Class A
    Subordinate Voting Shares to the Decoma employee deferred profit sharing plan.

    During the third quarter of 2003, the Company issued 14,895,729 Class A
    Subordinate Voting Shares on conversion of the Series 1, 2 and 3
    Convertible Series Preferred Shares (see note 9(a)).

    Maximum Shares
    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series
    Preferred Shares and Convertible Debentures issued and outstanding as at
    December 31, 2003 were exercised or converted:

    -------------------------------------------------------------------------
                                                            Number of Shares
    -------------------------------------------------------------------------
    Class A Subordinate Voting Shares
     outstanding at December 31, 2003                             51,598,628
    Class B Shares outstanding at December 31, 2003               31,909,091
    Options to purchase Class A Subordinate Voting Shares          2,640,000
    Convertible Debentures, convertible by the holders
     at Cdn$13.25 per share                                        7,547,170
    Convertible Series Preferred Shares,
     convertible at Cdn$13.20 per share                           15,151,516
    -------------------------------------------------------------------------
                                                                 108,846,405
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The above amounts include shares issuable if the holders of the
    Convertible Debentures exercise their conversion option but exclude Class
    A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting
    Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

    12. Incentive Stock Options

    Information concerning the Company's Incentive Stock Option Plan is included in note 12, "Capital Stock", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

    -------------------------------------------------------------------------
                                                       Weighted
                                                        Average    Number of
                                                       Exercise      Options
                                            Number        Price  Exercisable
    -------------------------------------------------------------------------

    Outstanding at December 31, 2002     2,195,000   Cdn$ 13.13    1,444,000
    Granted                                455,000   Cdn$ 12.43
    Cancelled                              (10,000)  Cdn$ 10.30       (4,000)
    Vested                                                           339,000
    -------------------------------------------------------------------------
    Outstanding at December 31, 2003     2,640,000   Cdn$ 13.02    1,779,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The maximum number of shares reserved to be issued for stock options is
    4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at December 31, 2003 is 1,408,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

    The fair value of stock options is estimated at the grant date using the
    Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended December 31,
    2003 and 2002):

    -------------------------------------------------------------------------
                                                         Twelve Month Periods
                                                           Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)                            2003         2002
    -------------------------------------------------------------------------
    Risk free interest rate                                3.0%         2.7%
    Expected dividend yield                                3.2%         1.9%
    Expected volatility                                     39%          37%
    Expected life of options                            5 years      5 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the
    Company's net income attributable to Class A Subordinate Voting and Class
    B Shares would have been:

    -------------------------------------------------------------------------
                                Three Month Periods      Twelve Month Periods
                                 Ended December 31,        Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in
     thousands except
     per share figures)          2003         2002         2003         2002
    -------------------------------------------------------------------------
    Net (loss) income
     attributable to
     Class A Subordinate
     Voting and Class B
     Shares               $    (4,919) $    21,798  $    64,350  $    88,233
    Pro forma adjustments
     for the fair value
     of stock options
     granted prior to
     January 1, 2003             (254)        (203)        (947)      (1,019)
    -------------------------------------------------------------------------
    Pro forma net (loss)
     income attributable
     to Class A
     Subordinate Voting
     and Class B Shares   $    (5,173) $    21,595  $    63,403  $    87,214
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Pro forma earnings
     per Class A
     Subordinate Voting
     or Class B Share
      Basic               $     (0.06) $      0.32  $      0.86  $      1.29
      Diluted             $     (0.06) $      0.25  $      0.76  $      1.02
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    13. Contingencies

    In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

    14. Foreign Exchange

    Selling, general and administrative expenses are net of earnings (losses)
    resulting from foreign exchange of:

    -------------------------------------------------------------------------
                                Three Month Periods      Twelve Month Periods
                                 Ended December 31,        Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars
     in thousands)               2003         2002         2003         2002
    -------------------------------------------------------------------------

    Foreign exchange
     (losses) income      $    (1,008) $       475  $    (7,259) $       494
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    15. Other Income

    (a) During the first quarter of 2003, the Company permanently repatriated
    $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $1.4 million, has been included in other income and is not subject to tax.

    (b) During the fourth quarter of 2002, the Company permanently repatriated Euro 10 million from its European operations. This repatriation gave rise to the recognition of a pro rata amount of the
    Company's cumulative translation adjustment account. This amount, totalling $0.5 million, has been included in other income and is not subject to tax.

    (c) During the first quarter of 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

    16. Segmented Information

    The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2003, the Company had 27 manufacturing facilities in North America and 14 in Europe. In addition, the Company had 8 product development and engineering centres.

    The Company's European divisions operate separately from the Company's
    North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and
    Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and
    Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

    The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

    -------------------------------------------------------------------------
                                  Three Month Period Ended December 31, 2003
    -------------------------------------------------------------------------
    (U.S. dollars               North
     in thousands)            America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $   436,310  $   212,969  $         -  $   649,279
    Inter-segment sales        (2,358)        (762)           -       (3,120)
    -------------------------------------------------------------------------
    Sales to external
     customers            $   433,952  $   212,207  $         -  $   646,159
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    17,242  $     8,331  $         -  $    25,573
    -------------------------------------------------------------------------
    Other charges
     (notes 5 & 6)        $         -  $    23,785  $         -  $    23,785
    -------------------------------------------------------------------------
    Operating income
     (loss)               $    54,335  $   (34,201) $    (1,502) $    18,632
    -------------------------------------------------------------------------
    Equity income         $      (416) $         -  $         -  $      (416)
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $    11,912  $     3,802  $   (12,849) $     2,865
    -------------------------------------------------------------------------
    Amortization of
     discount on
     Convertible Series
     Preferred Shares     $         -  $         -  $     2,014  $     2,014
    -------------------------------------------------------------------------
    Fixed assets, net     $   449,571  $   230,926  $         -  $   680,497
    -------------------------------------------------------------------------
    Fixed asset additions $    31,361  $    27,867  $         -  $    59,228
    -------------------------------------------------------------------------
    Goodwill, net         $    50,174  $    20,932  $         -  $    71,106
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Three Month Period Ended December 31, 2002
    -------------------------------------------------------------------------
    (U.S. dollars               North
     in thousands)            America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $   368,220  $   160,964  $         -  $   529,184
    Inter-segment sales          (308)        (688)           -         (996)
    -------------------------------------------------------------------------
    Sales to external
     customers            $   367,912  $   160,276  $         -  $   528,188
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    14,445  $     5,401  $         -  $    19,846
    -------------------------------------------------------------------------
    Operating income
     (loss)               $    55,652  $   (10,355) $    (2,596) $    42,701
    -------------------------------------------------------------------------
    Equity income         $       (47) $         -  $         -  $       (47)
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $     8,935  $     4,461  $   (10,886) $     2,510
    -------------------------------------------------------------------------
    Amortization of
     discount on
     Convertible Series
     Preferred Shares     $         -  $         -  $     1,938  $     1,938
    -------------------------------------------------------------------------
    Other income
     (note 15)            $         -  $         -  $      (495) $      (495)
    -------------------------------------------------------------------------
    Fixed assets, net     $   358,675  $   166,788  $         -  $   525,463
    -------------------------------------------------------------------------
    Fixed asset additions $    23,828  $    25,736  $         -  $    49,564
    -------------------------------------------------------------------------
    Goodwill, net         $    44,728  $    17,280  $         -  $    62,008
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                 Twelve Month Period Ended December 31, 2003
    -------------------------------------------------------------------------
    (U.S. dollars               North
     in thousands)            America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $ 1,616,812  $   744,497  $         -  $ 2,361,309
    Inter-segment sales        (2,885)      (2,594)           -       (5,479)
    -------------------------------------------------------------------------
    Sales to external
     customers            $ 1,613,927  $   741,903  $         -  $ 2,355,830
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    62,407  $    27,487  $         -  $    89,894
    -------------------------------------------------------------------------
    Other charges
     (notes 5 & 6)        $         -  $    23,785  $         -  $    23,785
    -------------------------------------------------------------------------
    Operating income
     (loss)               $   213,804  $   (46,109) $   (16,505) $   151,190
    -------------------------------------------------------------------------
    Equity income         $    (1,844) $         -  $         -  $    (1,844)
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $    32,825  $    17,184  $   (39,316) $    10,693
    -------------------------------------------------------------------------
    Amortization of
     discount on
     Convertible Series
     Preferred Shares     $         -  $         -  $     8,631  $     8,631
    -------------------------------------------------------------------------
    Other income
     (note 15)            $         -  $         -  $    (1,387) $    (1,387)
    -------------------------------------------------------------------------
    Fixed assets, net     $   449,571  $   230,926  $         -  $   680,497
    -------------------------------------------------------------------------
    Fixed asset additions $   108,884  $    69,022  $         -  $   177,906
    -------------------------------------------------------------------------
    Goodwill, net         $    50,174  $    20,932  $         -  $    71,106
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                 Twelve Month Period Ended December 31, 2002
    -------------------------------------------------------------------------
    (U.S. dollars               North
     in thousands)            America       Europe    Corporate        Total
    -------------------------------------------------------------------------
    Sales                 $ 1,486,975  $   572,613  $         -  $ 2,059,588
    Inter-segment sales        (1,588)      (1,327)           -       (2,915)
    -------------------------------------------------------------------------
    Sales to external
     customers            $ 1,485,387  $   571,286  $         -  $ 2,056,673
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    55,454  $    22,830  $         -  $    78,284
    -------------------------------------------------------------------------
    Other charge (note 7) $         -  $     8,301  $         -  $     8,301
    -------------------------------------------------------------------------
    Operating income
     (loss)               $   204,431  $   (22,595) $    (8,143) $   173,693
    -------------------------------------------------------------------------
    Equity income         $      (521) $         -  $         -  $      (521)
    -------------------------------------------------------------------------
    Interest expense
     (income), net        $    27,196  $    19,826  $   (35,038) $    11,984
    -------------------------------------------------------------------------
    Amortization of
     discount on
     Convertible Series
     Preferred Shares     $         -  $         -  $     8,351  $     8,351
    -------------------------------------------------------------------------
    Other income
     (note 15)            $    (3,874) $         -  $      (495) $    (4,369)
    -------------------------------------------------------------------------
    Fixed assets, net     $   358,675  $   166,788  $         -  $   525,463
    -------------------------------------------------------------------------
    Fixed asset additions $    54,505  $    45,435  $         -  $    99,940
    -------------------------------------------------------------------------
    Goodwill, net         $    44,728  $    17,280  $         -  $    62,008
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    DECOMA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations
    and Financial Position

    Years ended December 31, 2003 and 2002

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
    Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of February 25, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and twelve month periods ended
    December 31, 2003, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended
    December 31, 2002, included in the Company's Annual Report to
    Shareholders for 2002.

    Impact of Translation of Foreign Currency Results of Operations into the
    Company's U.S. Dollar Reporting Currency

    -------------------------------------------------------------------------
                                    Years Ended         Three Month Periods
                                    December 31,         Ended December 31,
                             ------------------------ -----------------------
                                                   %                       %
                                2003    2002  Change    2003    2002  Change
    -------------------------------------------------------------------------
    1 Cdn dollar equals
     U.S. dollars              0.716   0.637   12.4%   0.760   0.638   19.1%
    1 Euro equals
     U.S. dollars              1.132   0.946   19.7%   1.192   1.000   19.2%
    1 British Pound equals
     U.S. dollars              1.635   1.503    8.8%   1.708   1.572    8.7%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its
    U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S.
    dollar amounts of the Company's results of operations.

    The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period.
    Throughout this MD&A reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where significant.

    In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. Readers are asked to refer to the "Financial condition, Liquidity and Capital Resources - Forward Foreign Currency Contracts" section of this MD&A for further discussion. The Company records foreign currency transactions at the hedged rate.

    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where significant.

    OVERVIEW

    The following table isolates the year over year impact of certain unusual income and expense items on the Company's key earnings measures.

    -------------------------------------------------------------------------
    (U.S. dollars, in millions      Operating          Net      Diluted
     except per share figures)         Income       Income          EPS
    -------------------------------------------------------------------------

    2002 as reported                   $173.7        $93.0        $1.03
    Addback Merplas deferred
     preproduction expenditures
     write-off                            8.3          8.3         0.08
    Deduct other income in 2002             -         (3.4)       (0.03)
    -------------------------------------------------------------------------

    Adjusted 2002 base                  182.0         97.9         1.08
    United Kingdom impairment
     charge                             (12.4)       (12.4)       (0.12)
    Continental Europe paint
     capacity consolidation
     charges                            (11.4)       (11.4)       (0.11)
    Future net tax liability
     revaluation                            -         (1.1)       (0.01)
    Other income in 2003                    -          1.4         0.01
    Decrease over adjusted
     2002 base                           (7.0) (4%)   (2.5) (3%)  (0.08) (7%)
    -------------------------------------------------------------------------
    2003 as reported                   $151.2        $71.9        $0.77
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales grew to $2,355.8 million in 2003. Total sales benefited
    $204.1 million from translation. Excluding the impact of translation, total sales increased $95.0 million or 5% over 2002 due primarily to the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") in the second quarter of 2003, sales at recent new facility startups and higher tooling sales.

    As shown in the table above, diluted earnings per share in 2003 was impacted by:
    -   the United Kingdom impairment and continental Europe paint capacity consolidation charges (see the "Other Charges" section of this MD&A for further discussion);
    -   the revaluation of future net tax liabilities due to an increase in the future Ontario, Canada income tax rate (see the "Results of
        Operations - Years Ended December 31, 2003 and 2002 - Income Taxes"
        section of this MD&A for further discussion); and
    -   other income from the permanent repatriation of funds from foreign operations (see the "Results of Operations - Years Ended December 31,
        2003 and 2002 - Other Income" section of this MD&A for further discussion).

    Similarly, 2002 diluted earnings per share was impacted by:
    -  the Merplas deferred preproduction expenditures write-off (see the
       "Other Charges" section of this MD&A for further discussion); and
    -  other income from the disposition of a non-core North American operating division and from the permanent repatriation of funds from foreign operations (see the "Results of Operations - Years Ended
       December 31, 2003 and 2002 - Other Income" section of this MD&A for further discussion).

    Excluding the above items, diluted earnings per share declined $0.08 in
    2003 compared to 2002. This decline is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and
    Class B Shares outstanding due to the issuance in March 2003 of
    Cdn$100 million of 6.5% convertible unsecured subordinated debentures
    (the "Convertible Debentures") and to the issuance of 451,400 and 548,600
    Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and second quarter of
    2003, respectively, and due to a $2.5 million decline in net income. The decline in net income was due to a $7.0 million reduction in operating income primarily as a result of an $8.0 million increase in European operating losses and an $8.4 million increase in corporate segment losses primarily the result of foreign exchange losses on U.S. dollar denominated monetary items held in Canada. These reductions were partially offset by a $9.4 million increase in North American operating income.

    OTHER CHARGES

    Year Ended December 31, 2003

    United Kingdom Impairment Charge

    The Company operates two facilities in the United Kingdom, Merplas and
    Sybex. Given the magnitude of Merplas' historic losses, the Merplas results have been separately disclosed in the Company's MD&A in order to better explain the performance of the European operating segment.

    The Merplas facility was initially built to service the X400 program assembled at Jaguar's Halewood plant, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Production volumes on the Jaguar X400 and
    X100 programs continue at levels that are well below original planning volume estimates of 115,000 and 11,000, respectively. In 2003, production volumes were approximately 52,700 and 6,500 for the X400 and X100, respectively. Despite low volumes, Merplas has steadily reduced its operating losses from $23.4 million in 2001 to $11.5 million in 2003 through its continuous improvement efforts.

    The Sybex facility's major programs include the BMW Mini and various
    Rover and Ford PAG Landrover programs. Sybex's operating income in 2003 and 2002 was $1.2 million and $0.5 million, respectively. While BMW Mini program volumes are strong, long term Rover volumes are subject to uncertainty. In addition, declines in Sybex's current Landrover business were expected to be offset by the award of Landrover's Freelander fascia program which will launch in 2006 (Freelander volumes are expected to approximate 75,000 vehicles annually after ramp up). However, as a result of Ford PAG's decision to produce its 2006 Freelander program at its
    Halewood, England plant, the Company has decided to relocate its related
    2006 Freelander fascia production from Sybex to the closer Merplas facility.

    Upon completion of the 2004 business planning process, the Company identified a number of indicators of United Kingdom long-lived asset impairment including the continuation of budgeted United Kingdom operating losses, uncertain long-term production volumes for the United
    Kingdom market in general which affect certain of the Company's existing programs, and excess paint capacity in the United Kingdom market.

    These impairment indicators required the Company to assess its United
    Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the write-down. The result of this assessment was a write-down of $12.4 million of certain of the long-
    lived assets at the Company's Sybex facility. Although Merplas has experienced significant historic operating losses, the decision to relocate the 2006 Freelander fascia program from Sybex to Merplas significantly improves Merplas' long-term outlook. However, without additional new business, Sybex's long-term outlook deteriorates. Although the possibility of obtaining incremental new business remains, the
    Company has been unable to advance incremental business opportunities for
    Sybex to the point of concluding they are reasonably probable.

    This write-down will have no near term impact on operations at either
    Merplas or Sybex, which will continue their operations in the normal course.

    As a result of cumulative losses in the United Kingdom, this impairment charge has not been tax effected.

    This impairment charge had no impact on depreciation expense in 2003.
    However, as a result of the impairment charge, depreciation expense in
    2004 is expected to be reduced by approximately $2.5 million.

    Continental Europe Paint Capacity Consolidation Charges

    During 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring
    Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for
    Decorate.

    The consolidation required the write-down of the carrying value of the
    Decoform paint line. The consolidation will also result in severance costs associated with a reduction of the Decoform workforce of 284 employees. Total charges in 2003 related to the continental Europe paint capacity consolidation plan were $11.4 million.

    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers and employee terminations completed by the end of 2004.

    There will be no reduction in sales as a result of the consolidation of these operations. The consolidation will avoid the need for significant future capital expenditures at the Decoform facility and Decoma believes that the consolidation will also improve long-term EBIT at the affected facilities in 2005 and beyond by reducing operating overheads and paint line depreciation and by improving the utilization rates within the
    Company's Decorate and Belplas paint operations.

    These continental Europe paint capacity consolidation charges have resulted in large accounting losses in Germany and create both taxable temporary difference and loss carryforward future tax assets. A full valuation allowance has been provided against these future tax assets resulting in no net tax recovery against these charges in the consolidated income statement.

    Year Ended December 31, 2002

    Goodwill and Deferred Preproduction Expenditures

    In 2002, the Company adopted the new accounting recommendations of The
    Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the
    Company recorded a goodwill write-down of $12.3 million related to its
    United Kingdom reporting unit. This write-down was charged against
    January 1, 2002 opening retained earnings. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002. As a result of cumulative losses in the United Kingdom, this write-down has not been tax effected.

    RESULTS OF OPERATIONS

    Years Ended December 31, 2003 and 2002
    Sales
    -------------------------------------------------------------------------
                                                         Years Ended
                                                         December 31,
                                            ---------------------------------
                                                                        %
    (U.S. dollars in millions)                  2003        2002      Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                           15.864      16.323         (3%)
      Western Europe                          16.428      16.341          1%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle
     (U.S. dollars)
      North America                              $95         $85         12%
      Europe                                      39          30         30%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars
     in millions)
      North America                         $1,506.8    $1,391.5          8%
      Europe
        Excluding Merplas                      616.1       457.1         35%
        Merplas                                 30.4        34.7        (12%)
                                            ---------   ---------
        Total Europe                           646.5       491.8         31%
    Global Tooling and Other Sales             202.5       173.4         17%
    -------------------------------------------------------------------------
    Total Sales                             $2,355.8    $2,056.7         15%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms.
    Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

    North America
    North American production sales grew by 8% to $1,506.8 million in 2003.

    A 3% decline in North American vehicle production volumes negatively impacted sales by $42.0 million. However, this decline was offset by significant growth in North American content per vehicle. North American content per vehicle grew $10 or 12% to approximately $95.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $102.1 million to production sales and $6 to North American content per vehicle. In addition, the FM
    Lighting Acquisition added approximately $51.9 million to production sales and $3 to North American content per vehicle.

    The remaining net $3.3 million increase in production sales and $1 increase in North American content per vehicle was due to:
    -   new takeover business including certain General Motors lighting and
        Ford running board programs;
    -   sales on programs that launched during or subsequent to 2002 including the General Motors GMX 367 (Grand Prix) and the GMX 380
        (Malibu) programs, the DaimlerChrysler AN (Dakota) program serviced by a new Michigan based specialty vehicle assembly facility launched by the Company in the fourth quarter of 2002, the Ford U231 (Aviator)
        program and the BMW E85 (Z4) program amongst others; and
    -   strong volumes on other high content production programs including the General Motors GMX 210 (Impala), GMX 320 (Cadillac CTS) and GMT
        820 C and D (Cadillac Escalade and Denali SUV) programs, the
        DaimlerChrysler DR (Ram pickup) program and the Ford U222
        (Expedition) program.

    These increases were partially offset by:

    -   end of production on the DaimlerChrysler LH (Concorde, Intrepid and
        300M) program during 2003 (the new Daimler Chrysler LX program did not launch until the first quarter of 2004);
    -   lower production volumes as a result of the changeover of the Ford
        WIN 126 (Windstar) program to the V229 (Freestar) program during the year (V229 (Freestar) fascia production was transferred by Ford to a competitor at the end of 2003);
    -   end of production on the General Motors MS2000 (Grand Prix) program;
    -   lower production volumes on certain other long running high content programs including the Ford U152 (Explorer) and EN114 (Crown
        Victoria, Grand Marquis) programs and the DaimlerChrysler JR
        (Stratus, Sebring and Sebring Convertible), RS (Minivan) and PT
        Cruiser programs;
    -   reduced painting content on the GMT 805 (Avalanche) and GMT 806
        (Escalade EXT) programs and end of production during 2002 on the Ford
        CT120 (Escort) 4 door program all in Mexico;
    -   reduced content on the DaimlerChrysler RS (Minivan) program;
    -   the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at
        General Motors' St. Therese assembly plant in the third quarter of
        2002; and
    -   the impact of OEM price concessions.

    Europe
    European production sales increased 31% to $646.5 million in 2003 on substantially level production volumes. European content per vehicle grew
    $9 or 30% to approximately $39 for 2003. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S.
    dollar reporting currency. This added approximately $83.1 million to
    European production sales and $5 to European content per vehicle.

    Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and in 2003 including the launch of the VW
    Group T5 (Transit Van) fascia and front end module assembly and sequencing program at the Company's new Modultec and Formatex facilities in Germany and Poland; the launch of the DaimlerChrysler Mercedes E Class
    4 Matic front end module assembly and sequencing program at the Company's new Graz, Austria facility; the launch of the VW Group A5 (Golf) program in the fourth quarter of 2003 including fascia production at the
    Company's new Belplas paint line and front end module assembly and sequencing at the Company's new Brussels Sequencing Centre. These new
    facilities collectively added approximately $102.9 million to production sales and $6 to European content per vehicle.

    The remaining net $31.3 million reduction in production sales and $2 reduction in content per vehicle is due to a number of factors including a decline in production volumes on the Jaguar X400 program produced at
    Merplas. Merplas' sales declined from $34.7 million in 2002 to
    $30.4 million in 2003. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales declined
    $7.3 million. In addition, European production sales and content were negatively impacted by lower volumes on certain long running high content programs such as the DaimlerChrysler Mercedes C Class and various Rover programs and end of production of DaimlerChrysler Mercedes E Class trim production, Landrover Discovery fascia production and the Audi TT hard top program. These factors were partially offset by the launch of various new Audi production programs at the Company's facilities in Germany and strong BMW Mini volumes.

    Global Tooling and Other
    Tooling and other sales on a global basis increased 17% to $202.5 million for 2003. The increase came in both North America and Europe and is primarily related to translation of Canadian dollar, Euro and British pound sales into the Company's U.S. dollar reporting currency which added
    $18.8 million to tooling sales. The remaining $10.3 million or 6%
    increase relates to new program launches including the Ford U204 (Escape)
    refresh program in North America and the VW Group A5 (Golf) program in
    Europe.

    Sales by Customer
    The Company's sales by customer breakdown for 2003 and 2002 was as follows:

    -------------------------------------------------------------------------
                                    Year Ended              Year Ended
                                December 31, 2003       December 31, 2002
                            ------------------------ ------------------------

                              North                     North
                            America  Europe  Global   America  Europe  Global
    Traditional "Big 3"
     Brands
      Ford                    25.4%    2.1%   27.5%     26.5%    2.1%   28.6%
      GM/Opel/Vauxhaull       22.6%    1.8%   24.4%     23.9%    1.4%   25.3%
      Chrysler                12.6%    0.8%   13.4%     13.9%    0.7%   14.6%
    -------------------------------------------------------------------------
                              60.6%    4.7%   65.3%     64.3%    4.2%   68.5%
    VW Group                   0.1%    8.8%    8.9%      0.1%    4.7%    4.8%
    Mercedes                     -     8.7%    8.7%        -     9.4%    9.4%
    BMW                        0.6%    1.7%    2.3%      0.5%    1.6%    2.1%
    Ford Premier Automotive
     Group ("Ford PAG")        0.1%    2.1%    2.2%      0.1%    2.3%    2.4%
    Renault Nissan             1.5%    0.5%    2.0%      1.6%    0.6%    2.2%
    Other                      5.5%    5.1%   10.6%      5.6%    5.0%   10.6%
    -------------------------------------------------------------------------
                              68.4%   31.6%  100.0%     72.2%   27.8%  100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Included above are
         sales to Asian new
         domestics             4.1%    0.1%    4.2%      3.8%    0.3%    4.1%
    -------------------------------------------------------------------------

    The Company continues to grow it sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.

    The growth in sales to the VW Group is the result of the launch of the VW
    Group T5 (Transit Van) and A5 (Golf) fascia and front end module programs and the recent launch of a number of new Audi programs. The Company's sales to the VW Group are expected to continue to grow as the VW A5
    (Golf) program ramps up and the VW SLW (City Car) program launches at
    Formatex. Sales to Mercedes are also expected to grow with the launch of both the A Class program in the second half of 2004 and the Decostar facility in 2005.

    The Company's largest production sales programs for 2003 in each of North
    America and Europe included:

    North America
    -   Ford U152 (Explorer)
    -   DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)
    -   Ford EN114 (Crown Victoria and Grand Marquis)
    -   DaimlerChrysler DR (Ram pick up)
    -   DaimlerChrysler LH (Concorde, Intrepid and 300M)

    Europe
    -   DaimlerChrysler Mercedes C Class
    -   VW Group T5 (Transit Van)
    -   BMW Mini
    -   Audi B6 (A4)
    -   Opel Epsilon

    The DaimlerChrysler LH (Concorde, Intrepid and 300M) program remained one of the Company's largest North American production sales programs despite the fact that this program ended in the third quarter of 2003 and the new
    LX program does not start up until the first quarter of 2004.

    Although the Company has significant North American business with General
    Motors, including a number of individually significant programs such as the GMX 210 (Impala), individual General Motors' programs are outside the
    Company's top 5 sales dollar programs.

    Gross Margin
    Gross margin increased to $464.7 million in 2003 compared to
    $423.4 million in 2002. As a percentage of total sales, gross margin declined to 19.7% compared to 20.6% for 2003 and 2002, respectively.

    The gross margin percentage in North America was substantially unchanged at 25.0% in 2003 compared to 24.7% in 2002. The Company's ongoing continuous improvement programs, favourable purchase price variances on net U.S. dollar purchases within the Company's Canadian operations and increased claims for eligible research and development investment tax credits enabled the North American segment to successfully offset the impact of the changeover of a number of large North American production programs; lower North American production volumes including lower volumes on certain long running high content programs; OEM price concessions;
    spending at the Company's Decostar facility; increased costs within the
    Company's systems integration operations with the launch of two new facilities in 2003 and costs in preparation for the launch of additional facilities in 2004; growth in the Company's lighting business which currently operates at lower margins; and FM Lighting Acquisition integration costs.

    European gross margin declined to 8.2% in 2003 compared to 9.8% in 2002.
    The decline in the European gross margin percentage is due primarily to new facility startups and the growth in front end module assembly and sequencing sales and the lower margins associated with purchased components. In addition, continued operating inefficiencies and other performance issues at the Company's Prometall and Decoform facilities negatively impacted gross margin. These negative impacts were partially offset by improvements at Merplas and within the Company's paint operations at its Decorate trim facility.

    The competitive environment within the automotive industry continues to cause the Company's customers to increase pressure for price concessions and to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. The Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions. However, customer pressure for price concessions has intensified in recent quarters. Although the Company remains highly focused on continuous improvement activities, continued significant incremental price concessions could have an adverse impact on the Company's gross margin percentage.

    Depreciation and Amortization
    Depreciation and amortization costs increased to $89.9 million for 2003 compared to $78.3 million for 2002. Of this increase, $7.1 million is attributable to the translation of Canadian dollar, Euro and British
    Pound depreciation expense into the Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003.
    These increases were partially offset by a reduction in Merplas deferred preproduction amortization as a result of the 2002 write-down of Merplas'
    deferred preproduction expenditures. Depreciation expense in 2002 includes $0.7 million of Merplas deferred preproduction amortization prior to the write-down.

    Depreciation as a percentage of total sales was substantially unchanged at 3.8% in 2003 and 2002.

    Depreciation on capital invested at Decostar will not commence until commercial production begins which is now scheduled for the first quarter of 2005.

    Selling, General and Administrative ("S,G&A")
    S,G&A costs were $175.3 million for 2003, up from $137.9 million for
    2002. This increase reflects the translation of Canadian dollar, Euro and
    British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported S,G&A dollars by $15.0 million. In addition, foreign exchange losses increased by $7.8 million in 2003 compared to 2002 largely on U.S. dollar denominated monetary items held in Canada. The impact of the Company's change in accounting policy to expense stock options granted on or after January 1, 2003 increased S,G&A expense by $0.3 million (readers are asked to refer to note 7 to the
    Company's unaudited interim consolidated financial statements for the three and twelve month periods ended December 31, 2003, included elsewhere herein).

    The remaining $14.3 million increase in S,G&A expense is related to the
    Company's Decostar and Belplas projects; the FM Lighting Acquisition; and
    additional S,G&A expense at recently launched facilities including
    Modultec, Formatex, Graz and the Brussels Sequencing Centre in Europe and
    increased costs within the Company's systems integration operations with the launch of two new facilities in 2003 and costs in preparation for the launch of additional facilities in 2004.

    As a percentage of total sales, S,G&A increased to 7.4% for 2003 compared to 6.7% for 2002.

    In addition to the benefits provided by Magna International Inc.
    and its subsidiaries ("Magna") to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity
    Participation and Profit Sharing Program), in return for a specific amount negotiated between the Company and Magna which includes an allocated share of the facility and overhead costs dedicated to providing those services.
    The Company is currently in discussions with Magna with respect to a formal long-term agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in
    S,G&A was $4.2 million for 2003 compared to $3.6 million for 2002. The increase is due to translation of Canadian dollar fees into the Company's
    U.S. dollar reporting currency and to an increase in the cost of the services provided.

    Affiliation and Social Fees
    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internet audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

    As previously disclosed, the Company entered into an amended agreement with Magna effective August 1, 2002. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales
    (as defined in the agreement) from the 1.5% rate that previously applied.
    In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled
    Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the acquisition of Autosystems and 50% of 1.25% of January 1, 2002
    to July 31, 2002 consolidated net sales derived from Autosystems.

    Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to
    Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including
    Decoma.

    Affiliation and social fees expense for 2003 decreased to $24.5 million from $25.3 million for 2002. Affiliation fee expense in 2002 was 1.25%
    through July 31 and 1.0% thereafter on consolidated net sales, less the
    Autosystems related fee holiday. Affiliation fees for 2003 were 1.0% of consolidated net sales, less the acquisition related fee holidays primarily related to the FM Lighting Acquisition. The decrease in the
    2003 affiliation and social fees expense is the result of a lower effective affiliation fee rate in 2003 compared to 2002 and reduced social fee expenses due to a reduction in the pretax profits on which the social fees are calculated, partially offset by an increase in consolidated net sales on which the affiliation fees are calculated.

    Affiliation and social fee expense as a percentage of total sales declined to 1.0% in 2003 compared to 1.2% in 2002.

    -------------------------------------------------------------------------
                                                           Years Ended
                                                           December 31,
                                                   --------------------------
                                                                         %
    (U.S. dollars in millions)                        2003     2002   Change
    -------------------------------------------------------------------------

    Operating Income
      North America                                 $213.8   $204.4       5%
      Europe
        Excluding Merplas and other charges          (10.8)     1.8
        Merplas excluding deferred preproduction
         expenditures write-off                      (11.5)   (16.1)     29%
        Merplas deferred preproduction
         expenditures write-off                          -     (8.3)
        United Kingdom impairment charge             (12.4)       -
        Continental Europe paint capacity
         consolidation charges                       (11.4)       -
                                                     ------   ------
        Total Europe                                 (46.1)   (22.6)   (104%)
      Corporate                                      (16.5)    (8.1)
    -------------------------------------------------------------------------
    Total Operating Income                          $151.2   $173.7     (13%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As a percentage of total sales, operating income before other charges was
    7.4% for 2003 compared to 8.8% for 2002.

    The increase in the corporate segment operating loss is attributable to an increase in foreign exchange losses of $7.6 million on U.S. dollar denominated monetary items held in Canada, one time severance costs and the impact of the Company's change in accounting policy to expense stock options granted on or after January 1, 2003 which added $0.3 million to the corporate segment operating loss.

    North America
    North American operating income increased $9.4 million to $213.8 million for 2003. As a percentage of total North American sales, North American operating income was 13.2% in 2003 compared to 13.7% in 2002.

    The 0.5% decline in North American operating income as a percentage of total sales is the result of:

    -  a 0.8% increase in S,G&A expenses as a percentage of total sales from
       5.8% in 2002 to 6.6% in 2003 as a result of increased costs related to the Company's lighting business including integration costs related to the FM Lighting Acquisition, increased costs related to Decostar and the Company's systems integration operations and the impact of a temporary reduction in sales as a result of the changeover of a number of large production programs including end of production on the
       DaimlerChrysler LH (Concorde, Intrepid and 300M) program (the new
       DaimlerChrysler LX program does not launch until the first quarter of
       2004) without a similar temporary reduction in S,G&A costs; and
    -  a 0.1% increase in depreciation expense as a percent of total sales from 3.7% in 2002 to 3.8% in 2003; partially offset by
    -  a 0.1% reduction in affiliation and social fees as a percentage of total sales as a result of the reduction in the affiliation fee rate and as a result of the acquisition fee holiday related to the FM
       Lighting Acquisition, partially offset by the elimination of the acquisition affiliation fee holiday related to the 2001 acquisition of
       Autosystems; and
    -  a 0.3% improvement in the North American gross margin percentage.

    Europe
    European operating losses were negatively impacted by the United Kingdom impairment and continental Europe paint capacity consolidated charges, partially offset by the Merplas deferred preproduction expenditures write-off in 2002. Excluding other charges, European operating income declined $8.0 million. European operating income continues to be negatively impacted by efficiency and other performance issues at the
    Company's Prometall and Decoform facilities. Operating income at these facilities declined by $10.0 million in 2003 compared to 2002. In addition to the impact of operating inefficiencies, this decline is also the result of:

    -  costs associated with various Audi production programs recently launched at these facilities;
    -  costs associated with various Porsche programs that will launch in
       2004 at a new assembly and sequencing facility in Zuffenhausen,
       Germany with fascia and related trim production originally scheduled to come from the Company's existing Decoform facility and from third parties (Decoform Porsche production has now been shifted to Belplas as a result of the Company's continental Europe paint capacity consolidation plan); and
    -  costs associated with the transfer, to a new facility located in
       Germany, and start-up of the Prometall operations.

    In addition, the Company's Decotrim exterior trim facility in Belgium continues to be impacted by competitive pricing pressures and open capacity. Decotrim's operating losses grew $0.6 million in 2003 compared to 2002.

    Operating results were also negatively impacted by costs incurred to support European sales growth including:

    -  costs associated with establishing the Company's Formatex moulding, assembly and sequencing facility located in Poland to service the
       VW Group T5 (Transit Van) and the SLW (City Car) Polish production programs; and
    -  costs associated with the construction and launch of the Company's new
       Belplas paint line and the takeover of the Brussels Sequencing Centre both to service a portion of the production volume on the VW Group A5
       (Golf) program commencing in the fourth quarter of 2003.

    The aggregate net change in operating income in 2003 compared to 2002 at
    Formatex, Belplas and the Brussels Sequencing Centre was a reduction of
    $9.4 million.

    Finally, during the fourth quarter of 2003, the Company completed the acquisition of HDO Galvano-und Oberflachentechnik GmbH ("HDO") which operated a chroming line adjacent to the Company's Idoplas facility. The line is being converted to allow for grille chroming and will be integrated into Idoplas' operations. The Company expects to launch the chroming line in early 2004 and commence the insourcing of grille chroming business currently outsourced by Decoma's European operations at that time. As a result, the fourth quarter of 2003 was negatively impacted by chroming line start-up and launch costs.

    The above costs were partially offset by:

    -  income now being generated at the Company's Modultec mould in colour, assembly and sequencing facility which was launched in Germany in the fourth quarter of 2002 to supply the VW Group T5 (Transit Van) program and the Company's Graz, Austria assembly and sequencing facility which was launched in the first quarter of 2003 to supply Magna Steyr's
       DaimlerChrysler Mercedes E Class 4 Matic program (the aggregate net change in operating income in 2003 compared to 2002 at Modultec and
       Graz, was an improvement of $1.4 million); and
    -  improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany and continued strong operating profits generated at the Company's
       Innoplas fascia facility in Germany despite lower production volumes on its highest content program, the DaimlerChrysler Mercedes C Class, and costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the second half of 2004 (operating income at these two facilities combined improved $5.3 million in 2003 compared to
       2002).

    Finally, Merplas' operating loss before other charges improved to
    $11.5 million for 2003 compared to a loss of $16.1 million in 2002.
    Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss declined
    $6.0 million in 2003 compared to 2002. This improvement was realized despite the reduced fixed cost coverage effects of a significant drop in production sales as a result of lower Jaguar X400 production volumes. The improvement relates, in part, to the recovery of tooling and engineering costs that were expensed in prior periods. However, the balance of the improvement reflects the impact of significant operating improvements implemented at Merplas over the last two years.

    Equity Income
    Income from equity accounted investments, which includes the Company's
    40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC,
    increased to $1.8 million for 2003 compared to $0.5 million for 2002 due to closure costs in 2002 with respect to one of Bestop's facilities and the resulting improvement in operating performance as a result of the closure.

    Interest Expense
    Interest expense for 2003 declined to $10.7 million compared to
    $12.0 million for 2002 as a result of a reduction in average interest bearing net debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) levels and interest capitalized on the
    Company's Decostar and Belplas paint line projects of $1.3 million in
    2003 (nil in 2002) partially offset by translation of Canadian dollar and
    Euro interest into the Company's U.S. dollar reporting currency. In addition, lower interest rates on debt due to Magna contributed to the reduction. The original interest rate on the first and second tranches of
    Euro denominated debt due to Magna was 7.0%. The first and second tranches were due October 1, 2002 and October 1, 2003, respectively.
    However, since the original maturity dates of this debt, the Company, with Magna's consent, was extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%.
    Substantially all of this debt was repaid in December 2003.

    Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $11.3 million in 2003 compared to
    $10.1 million in 2002. This increase is the result of translation of
    Canadian dollar and Euro interest into the Company's U.S. dollar reporting currency partially offset by the interest rate reductions described above.

    Amortization of Discount on Convertible Series Preferred Shares
    The Company's amortization of the discount on the portion of the
    Convertible Series Preferred Shares held by Magna classified as debt increased to $8.6 million for 2003 compared to $8.4 million for 2002. The increase reflects the translation of Canadian dollar amortization into the Company's U.S. dollar reporting currency and increased amortization on the Series 4 and 5 Convertible Series Preferred Shares as the
    liability amount approaches face value, partially offset by lower amortization as a result of the discount on the Series 3 Convertible
    Series Preferred Shares being fully amortized as of July 31, 2002. As of
    December 31, 2003, the Series 4 Convertible Series Preferred Shares are
    fully amortized. Therefore, amortization in 2004 will be reduced as it will be limited to amortization on the Series 5 Convertible Series
    Preferred Shares only.

    Other Income
    Other income in 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations. This amount was not subject to tax.

    Other income in 2002 includes a $3.9 million gain on the sale of a non-
    core North American operating division. Income tax expense for 2002 includes $1.0 million related to this gain. In addition, other income in
    2002 includes $0.5 million as a result of the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of Euro 10 million of the Company's net investment in its continental Europe operations. This amount was not subject to tax.

    Income Taxes
    The Company's effective income tax rate for 2003 increased to 46.8% from
    41.2% for 2002. As explained in the "Other Charges" section of this MD&A, the other charges in 2003 and 2002 were not tax effected which negatively impacted the Company's effective tax rate. Similarly, the Company's other income in 2003 and 2002 was either fully or partially not subject to tax.
    In addition, as a result of an increase in future Ontario, Canada income tax rates and the resulting required revaluation of the Company's future net tax liabilities, the Company's 2003 tax expense increased by
    $1.1 million. Excluding other charges, other income and the future net tax liability revaluation as a result of Ontario, Canada future tax rate changes, the Company's effective tax rate for 2003 was substantially unchanged at 39.4% compared to 39.6% for 2002.

    The Company's effective tax rate continues to be high due to Convertible
    Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited primarily in the
    United Kingdom, Germany, Belgium and Poland. Cumulative unbenefited tax loss carryforwards total approximately $143 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions.

    Net Income
    Net income for 2003 declined to $71.9 million from $93.0 million for
    2002.

    Excluding the impact of other charges, other income and the future net tax liability revaluation, the Company's net income declined $2.5 million
    (readers are asked to refer to the "Overview" section of this MD&A for further discussion). The decline in net income was due to reduced operating income partially offset by lower interest expense.

    Financing Charges
    The deduction from net income of financing charges on the Convertible
    Series Preferred Shares held by Magna (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the
    Convertible Series Preferred Shares dividend equity component) decreased to $4.5 million for 2003 compared to $4.8 million for 2002. The decrease reflects the conversion of the Series 1, 2 and 3 Convertible Series
    Preferred Shares into the Company's Class A Subordinate Voting Shares in
    August 2003 partially offset by the translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

    In March of 2003, the Company issued the Convertible Debentures.
    Financing charges, net of income tax recoveries, related to the
    Convertible Debentures were $3.0 million in 2003. The Company has the option to settle Convertible Debenture interest, and principal on redemption or maturity, with Class A Subordinate Voting Shares. In addition, the holders of the Convertible Debentures have the right to convert into Class A Subordinate Voting Shares at a fixed price at any time. As a result, under current Canadian generally accepted accounting principles ("GAAP"), the Convertible Debentures are presented as equity and the carrying costs associated with the Debentures are charged to retained earnings. Therefore, Convertible Debenture carrying charges do not impact net income. However, because interest on the Convertible
    Debentures is paid in preference to common shareholders, the Convertible
    Debenture carrying charges reduce net income attributable to Class A
    Subordinate Voting and Class B Shares.

    The Canadian Institute of Chartered Accountants recently amended Handbook
    Section 3860, "Financial Instruments - Disclosure and Presentation", to
    require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

    Diluted Earnings Per Share

    -------------------------------------------------------------------------
                                                           Years Ended
                                                           December 31,
                                                   --------------------------
                                                                         %
                                                      2003     2002   Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share (U.S. dollars)
      Basic                                          $0.88    $1.30     (32%)
      Diluted                                         0.77     1.03     (25%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (in millions)
      Basic                                           73.4     67.8       8%
      Diluted                                        104.3     98.3       6%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in the weighted average number of basic Class A Subordinate
    Voting and Class B Shares outstanding is due to the issuance of
    14,895,729 Class A Subordinate Voting Shares on conversion of the Series
    1, 2 and 3 Convertible Series Preferred Shares during the third quarter of 2003. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share. Readers are asked to refer to the "Consolidated Capitalization"
    section of this MD&A for further discussion regarding the conversion.

    Diluted earnings per share for 2003 declined to $0.77. Excluding the impact of other charges, other income and the future net tax liability revaluation, the Company's diluted earnings per share declined $0.08
    (readers are asked to refer to the "Overview" section of this MD&A for further discussion). This decline is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and
    Class B Shares outstanding due to the issuance in March 2003 of the
    Convertible Debentures and to the issuance of 451,400 and 548,600 Class A
    Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and second quarter of 2003, respectively, and due to the $2.5 million decline in net income.

    The maximum number of shares that would be outstanding if all of the
    Company's stock options, Convertible Series Preferred Shares and
    Convertible Debentures issued and outstanding as at December 31, 2003 were exercised or converted would be 108.8 million. (Refer to note 11 of the Company's consolidated financial statements, included elsewhere herein, for further discussion.)

    Three Month Periods Ended December 31, 2003 and 2002
    Sales
    -------------------------------------------------------------------------
                                                       Three Month Periods
                                                        Ended December 31,
                                                   --------------------------
                                                                        %
                                                      2003     2002   Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes (in millions)
      North America                                  3.898    3.865       1%
      Western Europe                                 4.155    4.185      (1%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                                $   104  $    91      14%
      Europe                                            47       30      57%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                                $ 406.9  $ 350.0      16%
      Europe
        Excluding Merplas                            184.3    117.2      57%
        Merplas                                       10.5      6.7      57%
                                                   -------- --------
        Total Europe                                 194.8    123.9      57%
    Global Tooling and Other Sales                    44.5     54.3     (18%)
    -------------------------------------------------------------------------
    Total Sales                                    $ 646.2  $ 528.2      22%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating Income (U.S. dollars in millions)
      North America                                $  54.3  $  55.7      (3%)
      Europe
        Excluding Merplas and other charges           (7.8)    (4.9)    (59%)
        Merplas                                       (2.6)    (5.5)     53%
        United Kingdom impairment charge             (12.4)       -
        Continental Europe paint capacity
         consolidation charges                       (11.4)       -
                                                   -------- --------
        Total Europe                                 (34.2)   (10.4)
      Corporate                                       (1.5)    (2.6)
    -------------------------------------------------------------------------
    Total Operating Income                         $  18.6  $  42.7     (56%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share (U.S. dollars)
      Basic                                        $ (0.06) $  0.32
      Diluted                                        (0.06)    0.25
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (in millions)
      Basic                                           83.5     68.1      23%
      Diluted                                         83.5     98.3     (15%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America
    North American production sales grew by 16% to $406.9 million in the fourth quarter of 2003 on substantially level vehicle production volumes.

    Significant growth in North American content per vehicle, up $13 or 14%
    to approximately $104 for the fourth quarter of 2003, accounted for the increase in sales.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $40.2 million to production sales and $10 to North American content per vehicle. In addition, the
    FM Lighting Acquisition added approximately $22.1 million to production sales and $6 to North American content per vehicle.

    The remaining $5.4 million decrease in North American production sales and $3 decrease in North American content per vehicle is primarily the result of the changeover of a number of large production programs including the DaimlerChrysler LH (Concorde, Intrepid and 300M) program which ended in the third quarter of 2003 (the new LX program does not start up until the first quarter of 2004).

    Europe
    European production sales increased 57% to $194.8 million in the fourth quarter of 2003 on substantially level European production volumes.
    European content per vehicle grew $17 or 57% to approximately $47.
    Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which added approximately $20.4 million to production sales and $5 to European content per vehicle.

    Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and 2003 (including Modultec, Formatex, Graz, the Company's new Belplas paint line and the Brussels Sequencing Centre).
    These new facilities collectively added approximately $52.2 million to production sales and $13 to European content per vehicle.

    The remaining net $1.7 million reduction in production sales and $1 reduction in European content per vehicle is due to lower production volumes and lower volumes on certain long running high content programs including lower volumes on the DaimlerChrysler C Class and Opel Vectra programs. These declines were partially offset by an improvement in
    Jaguar X400 program volumes at Merplas. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales increased $3.2 million positively impacting European content per vehicle by $1.

    Global Tooling and Other
    Tooling and other sales on a global basis decreased 18% to $44.5 million for the fourth quarter of 2003. The decrease came primarily in Europe where the comparative quarter included a significant amount of tooling sales related to programs at the Company's new European start-up facilities.

    Earnings Growth
    The following table isolates the quarter over quarter impact of certain unusual income and expense items on the Company's key earnings measures.

    -------------------------------------------------------------------------
    (U.S. dollars, in millions          Operating      Net      Diluted
    except per share figures)            Income      Income        EPS
    -------------------------------------------------------------------------

    Quarter ended December 31, 2002
     as reported                          $42.7       $23.1       $0.25
    Deduct other income in the fourth
     quarter of 2002                          -        (0.5)      (0.01)
    -------------------------------------------------------------------------

    Adjusted quarter ended
     December 31, 2002                     42.7        22.6        0.24
    United Kingdom impairment charge      (12.4)      (12.4)      (0.12)
    Continental Europe paint
     capacity consolidation charges       (11.4)      (11.4)      (0.11)
    Future net tax liability
     revaluation                              -        (1.1)      (0.01)
    Effect of convertible instruments
     being anti-dilutive in the quarter
     ended December 31, 2003                  -           -       (0.04)
    Decrease over adjusted quarter
     ended  December 31, 2002 base         (0.3) (1%)  (1.5) (7%) (0.02) (8%)
    -------------------------------------------------------------------------
    Quarter ended December 31, 2003
     as reported                          $18.6       $(3.8)     $(0.06)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the "Other Charges" section of this MD&A for a discussion of the
    United Kingdom impairment and continental Europe paint capacity consolidation charges.

    Other income in the fourth quarter of 2002 of $0.5 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of
    Euro 10 million of the Company's net investment in its continental Europe operations. This amount was not subject to tax.

    Excluding other charges and other income, operating income declined
    $0.3 million or 1% in the fourth quarter of 2003 compared to the fourth quarter of 2002 due primarily to a decrease in North American operating income. As a percentage of total sales, North American operating income declined to 12.5% in the fourth quarter of 2003 compared to 15.1% in the fourth quarter of 2002. The decline is due to end of production on the
    DaimlerChrysler LH (Concorde, Intrepid and 300M) program, increased
    Decostar costs and to operating inefficiencies in the fourth quarter at two of the Company's trim facilities.

    European operating losses before other charges were unchanged at
    $10.4 million. Continuous improvements at Merplas and higher Jaguar X400 volumes helped to offset increased operating losses elsewhere in Europe.

    Excluding other charges, other income and the future net tax liability revaluation (see the "Results of Operations - Years Ended December 31,
    2003 and 2002 - Income Taxes" section of this MD&A for further discussion), net income declined $1.5 million or 7%. The larger percentage decline in net income compared to operating income is due primarily to an increase in the Company's effective tax rate in the fourth quarter of 2003 compared to 2002 as a result of an increase in valuation allowances against German and Belgium losses partially offset by lower United Kingdom losses.

    As a result of the United Kingdom impairment and continental Europe paint capacity consolidated charges, the Company's Convertible Debentures and
    Series 4 and 5 Convertible Series Preferred Shares are anti-dilutive in the fourth quarter of 2003. Therefore, the average number of diluted
    Class A Subordinate Voting and Class B Shares in the fourth quarter of
    2003 excludes 7,547,170 and 15,151,516 Class A Subordinate Voting Shares
    issuable on conversion of the Convertible Debentures and the Series 4 and
    5 Convertible Series Preferred Shares, respectively.

    Diluted earnings per share, excluding other charges, other income and the future net tax liability revaluation, declined $0.02 or 8%.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Years Ended December 31, 2003 and 2002

    -------------------------------------------------------------------------
                                                              Years Ended
                                                              December 31,
                                                      -----------------------
    (U.S. dollars in millions)                             2003         2002
    -------------------------------------------------------------------------
    EBITDA before non-cash impairment charges
      North America                                   $   276.2    $   259.9
      Europe
        Excluding Merplas                                  14.2         21.7
        Merplas                                            (9.0)       (13.2)
        Continental Europe paint capacity
         consolidation charges                             (6.7)           -
                                                      ----------   ----------
        Total Europe                                       (1.5)         8.5
      Corporate                                           (16.5)        (8.1)
    -------------------------------------------------------------------------
                                                          258.2        260.3
    Interest, cash taxes and other operating
     cash flows                                           (74.7)       (71.7)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                             183.5        188.6
    Cash (invested in) generated from non-cash
     working capital                                      (51.6)        50.0
    Fixed and other asset spending, net
      North America                                      (114.2)       (57.5)
      Europe                                              (71.3)       (50.6)
    Acquisition spending
      North America                                       (13.3)        (2.6)
      Europe                                               (5.8)           -
    Proceeds from disposition of operating division           -          5.7
    Convertible Debenture interest payments                (3.8)           -
    Dividends
      Convertible Series Preferred Shares                 (12.2)       (12.1)
      Class A Subordinate Voting and Class B Shares       (18.8)       (14.2)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction
     (shortfall to be financed)                          (107.5)       107.3
    Repayments of debt due to Magna                       (72.4)        (7.8)
    Net decrease in long-term debt                         (0.1)       (10.9)
    Net increase (decrease) in bank indebtedness          109.7       (110.3)
    Issuance of Convertible Debentures                     66.1            -
    Issuances of Class A Subordinate Voting Shares          4.7          4.7
    Foreign exchange on cash and cash equivalents          11.0          4.8
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents                                      $    11.5    $   (12.2)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA before non-cash impairment charges as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA before non-cash impairment charges and fixed and other asset and acquisition spending by segment provides readers with an indication of where cash is being generated and used. The Company defines EBITDA before non-cash impairment charges (totalling $258.2 million and $260.3 million in 2003 and 2002, respectively) as operating income ($151.2 million and $173.7 million in
    2003 and 2002, respectively) plus depreciation and amortization
    ($89.9 million and $78.3 million in 2003 and 2002, respectively) plus the
    United Kingdom impairment charge ($12.4 million in 2003) plus the non-cash portion of the continental Europe paint capacity consolidation charges ($4.8 million in 2003) and plus the Merplas deferred preproduction expenditures write-off ($8.3 million in 2002) based on the respective amounts presented in the Company's consolidated statements of income included elsewhere herein. However, EBITDA before non-cash impairment charges does not have any standardized meaning under Canadian
    GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash Generated and Available for Debt Reduction (Shortfall to be
    Financed)
    Investments in non-cash working capital, capital and acquisition spending, Convertible Debenture interest and dividends exceeded cash generated from operations by $107.5 million for 2003 compared to an excess of cash generated from operations, non-cash working capital and proceeds from disposition over capital and acquisition spending and dividends of $107.3 million in 2002. This change was due primarily to
    $51.6 million being invested in non-cash working capital in 2003 compared to $50.0 million being generated from non-cash working capital in 2002.
    The increase in working capital is primarily the result of increased
    European working capital with higher sales from new facilities, increases in tooling related amounts and an increase in taxes receivable partially offset by accruals related to the continental Europe paint capacity consolidation plan.

    In addition, increased capital and acquisition spending and dividends and
    Convertible Debenture interest also contributed to the usage of cash.

    Investing Activities
    Capital spending, excluding acquisition spending, on a global basis totalled $185.5 million in 2003.

    Given economic uncertainties throughout 2001 and 2002, the Company eliminated or delayed planned capital spending wherever possible.
    However, capital spending for 2003 has increased. The increase reflects spending to complete the Belgium paint line during 2003, continued
    Decostar spending, European spending related to new program launches including spending for the DaimlerChrysler A Class program which will launch in 2004 and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects.
    Spending on Decostar will continue in 2004. Spending for 2004 is expected to approximate $151 million. Readers are asked to refer to the "Financial
    Condition, Liquidity and Capital Resources -  Unused and Available
    Financing Resources" section of this MD&A for further discussion.

    Acquisition spending in 2003 includes $10.4 million for the FM Lighting
    Acquisition, $2.9 million for the repayment of promissory notes that arose on the May 2001 acquisition of the remaining minority interest in the Company's Mexican operations and $5.8 million for the acquisition of
    HDO in Europe.

    Dividends
    Dividends paid on the Company's Convertible Series Preferred Shares were
    $12.2 million for 2003 up from $12.1 million in 2002 due to translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency partially offset by reduced dividends as a result of the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares
    into Class A Subordinate Voting Shares during the year.

    Dividends paid in 2003 on Class A Subordinate Voting and Class B Shares
    totalled $18.8 million. This represents dividends paid of US$0.07 per share in respect of the three month periods ended September 30 and
    June 30, 2003 and US$0.06 per share in respect of the three month periods ended March 31, 2003 and December 31, 2002.

    Dividends paid during 2002 on Class A Subordinate Voting and Class B
    Shares totalled $14.2 million representing dividends declared of US$0.06 in respect of the three month period ended September 30, 2002 and US$0.05 per share in respect of the three month periods ended June 30 and
    March 31, 2002 and December 31, 2001.

    Subsequent to December 31, 2003, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B
    Share in respect of the three month period ended December 31, 2003.

    Financing Activities
    The $107.5 million shortfall in cash generated from operations over cash invested in non-cash working capital, capital and acquisition spending,
    Convertible Debenture interest and dividends, was covered with
    $66.1 million raised through the issuance of Convertible Debentures, the issuance of $4.7 million Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan and with additional draws on the
    Company's $300 million operating credit facility. The Company's
    $300 million operating credit facility was also drawn upon to fund the repayment of $72.4 million of debt due to Magna. As a result, bank indebtedness grew to $177.3 million at December 31, 2003 compared to
    $55.0 million at December 31, 2002. Cash and cash equivalents at
    December 31, 2003 were $93.5 million compared to $82.1 million at
    December 31, 2002.

    The Company's bank indebtedness is currently drawn substantially in
    Canada. However, the Company held cash primarily in the United States,
    Europe and Mexico at the year end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

    Cash Flows for the Three Month Periods Ended December 31, 2003 and 2002

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                          Ended December 31,
                                                      -----------------------
    (U.S. dollars in millions)                             2003         2002
    -------------------------------------------------------------------------
    EBITDA before non-cash impairment charges
      North America                                   $    71.6    $    70.1
      Europe
        Excluding Merplas and other charges                (0.1)        (0.1)
        Merplas                                            (2.0)        (4.9)
        Continental Europe paint capacity
         consolidation charges                             (6.7)           -
                                                      ----------   ----------
        Total Europe                                       (8.8)        (5.0)
      Corporate                                            (1.5)        (2.6)
    -------------------------------------------------------------------------
                                                           61.3         62.5
    Interest, cash taxes and other operating
     cash flows                                           (17.6)       (17.8)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                              43.7         44.7
    Cash generated from non-cash working capital           43.6         46.5
    Fixed and other asset spending, net
      North America                                       (36.6)       (23.9)
      Europe                                              (28.6)       (29.8)
    Acquisition spending
      Europe                                               (5.8)           -
    Convertible Debenture interest payments                (2.5)           -
    Dividends
      Convertible Series Preferred Shares                  (2.2)        (3.0)
      Class A Subordinate Voting and Class B Shares        (5.8)        (4.1)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction         5.8         30.4
    Repayments of debt due to Magna                       (72.3)           -
    Net increase (decrease) in long-term debt               4.0         (0.3)
    Net increase (decrease) in bank indebtedness           90.4        (35.0)
    Foreign exchange on cash and cash equivalents           4.0          3.0
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents                                      $    31.9    $    (1.9)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash Generated and Available for Debt Reduction
    Cash generated from operations and non-cash working capital exceeded capital and acquisition spending and Convertible Debenture interest and dividends by $5.8 million for the fourth quarter of 2003 compared to
    $30.4 million for the fourth quarter of 2002. The decline is due primarily to increased capital and acquisition spending.

    Acquisition spending in the current quarter is related to the European
    HDO purchase.

    Financing Activities
    The Company repaid $72.3 million of debt due to Magna. This was funded by borrowings on the Company's $300 million operating credit facility. The increase in long-term debt in the current quarter is primarily the result of capital leases in Europe for injection molding machines.

    Consolidated Capitalization
    -------------------------------------------------------------------------

                                        December 31,      December 31,
    (U.S. dollars in millions)                 2003              2002
    -------------------------------------------------------------------------

    Cash and cash equivalents                ($93.5)           ($82.1)
    Bank indebtedness                         177.3              55.0
    -------------------------------------------------------------------------
                                               83.8             (27.1)
    Debt due within twelve months
      Due to Magna, repaid
       subsequent to year end
       (previously due December 31, 2003)       3.5              38.3
      Due to Magna March 31, 2004
       (previously due December 31, 2003)      46.5              64.2
      Due to Magna December 31, 2004           90.6                 -
      Other                                     6.0               8.0
    -------------------------------------------------------------------------
                                              146.6             110.5
    Long-term debt
      Due to Magna December 31, 2004              -              75.1
      Other                                    11.2               9.7
    -------------------------------------------------------------------------
    Net Conventional Debt                 $   241.6  24.0%  $   168.2  22.6%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Convertible
     Series Preferred Shares,
     held by Magna
      Current                             $   150.6         $    95.6
      Long-term                                   -             116.2
    -------------------------------------------------------------------------
                                          $   150.6  15.0%  $   211.8  28.5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity
      Convertible Debentures              $    66.1   6.6%  $       -
      Other                                   547.5  54.4%      362.7  48.9%
    -------------------------------------------------------------------------
                                          $   613.6  61.0%  $   362.7  48.9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization                  $ 1,005.8 100.0%  $   742.7 100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the year, Magna converted the Series 1, 2 and 3 Convertible Series
    Preferred Shares into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per Class A Subordinate Voting Share.
    Decoma issued 14,895,729 Class A Subordinate Voting Shares on conversion.

    The Convertible Debentures and the remaining Series 4 and 5 Convertible
    Series Preferred Shares are also convertible into Class A Subordinate
    Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures and Cdn$13.20 per share in the case of the
    Series 4 and 5 Convertible Series Preferred Shares). The Company's Class
    A Subordinate Voting Shares closed at Cdn $12.42 on February 12, 2004, and have traded between Cdn $8.81 and Cdn $14.95 over the 52 week period ended February 12, 2004. As a result, it is possible that all, or a portion, of the Convertible Debentures and the Series 4 and 5 Convertible
    Series Preferred Shares will be settled with Class A Subordinate Voting
    Shares if the holders exercise their fixed price conversion options. The possible conversions of the Company's Convertible Debentures and Series 4
    and 5 Convertible Series Preferred Shares into Class A Subordinate Voting
    Shares is reflected in the Company's reported full year diluted earnings per share.

    In addition to the fixed price conversion options noted above, Magna may retract the Convertible Series Preferred Shares for cash at their face value after December 31, 2003 in the case of the Series 4 Convertible
    Series Preferred Shares and commencing December 31, 2004 in the case of the Series 5 Convertible Series Preferred Shares. Accordingly, the
    liability portion of the Series 4 and 5 Convertible Series Preferred
    Shares is shown as current in the Company's consolidated balance sheet.

    Should the holders' of the Convertible Debentures not exercise their fixed price conversion option, they are entitled to receive cash on redemption or maturity (subject to the Company's option of retiring the
    Convertible Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on
    95% of the trading price of the Company's Class A Subordinate Voting
    Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity).

    The Convertible Debentures mature on March 10, 2010 but are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate
    Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the
    Convertible Debentures are redeemable at the Company's option at any time.

    The Company can call the Series 4 and 5 Convertible Series Preferred
    Shares for redemption commencing December 31, 2005.

    The Company's Net Conventional Debt to Total Capitalization at
    December 31, 2003 was 24.0% compared to 22.6% at December 31, 2002. This measure treats the Company's hybrid Convertible Debenture and Convertible
    Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares to Total Capitalization, has improved to 39.0% at December 31, 2003 compared to 51.1% at December 31, 2002.
    This measure treats the liability portions of the Convertible Series
    Preferred Shares like debt rather than equity given their possible retraction for cash.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares plus the Convertible Debentures to
    Total Capitalization was 45.6% at December 31, 2003 compared to 51.1% at
    December 31, 2002. In addition to the liability portions of the
    Convertible Series Preferred Shares, this measure treats the Convertible
    Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A
    Subordinate Voting Shares.

    Readers are asked to refer to the "Results of Operations - Years Ended
    December 31, 2003 and 2002 - Financing Charges" section of this MD&A for a discussion regarding the impact of a pending accounting change in 2005 that will impact the accounting for, and presentation of, the Company's
    Convertible Debentures.

    Unused and Available Financing Resources
    At December 31, 2003 the Company had cash on hand of $93.5 million and
    $122.7 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 27, 2004 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

    Debt, excluding bank indebtedness, that comes due in the next twelve months totals $146.6 million including debt due to Magna consisting of
    $3.5 million repaid subsequent to year end, $46.5 million due March 31,
    2004 and $90.6 million due December 31, 2004.

    Since the original maturity of the amounts due March 31, 2004, the
    Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.

    The Company anticipates that working capital investments, capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2004. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. Although the Company expects the credit facility will continue to revolve, there can be no assurance that it will continue to revolve under terms and conditions as favourable as those currently in place. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long term amortization schedule related to this debt.

    In addition to the above unused and available financing resources, the
    Company sponsors a finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company.
    On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

    A number of Magna affiliated companies are sponsors under this facility.
    The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits and, therefore, the facility provider may, at any time, refuse to purchase additional tooling under this facility. The
    Company's sub limit is $35 million. As at December 31, 2003, $0.3 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable.

    Off Balance Sheet Financing
    The Company's off balance sheet financing arrangements are limited to operating lease contracts.

    A number of the Company's facilities are subject to operating leases with
    Magna and with third parties. Operating lease expense for facilities in
    2003 amounted to $24.8 million including $11.8 million under lease arrangements with affiliates of Magna. As of December 31, 2003, operating lease commitments for facilities totalled $25.4 million for 2004 including $13.0 million under lease arrangements with affiliates of
    Magna. For 2008, total operating lease commitments for facilities totalled $19.0 million including $11.7 million under lease arrangements with affiliates of Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

    The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease expense for equipment in 2003 amounted to $5.8 million. As of
    December 31, 2003, operating lease commitments for equipment totalled
    $8.2 million for 2004. For 2008, operating lease commitments for equipment totalled $3.3 million.

    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
    Company will incur capital expenditures to acquire equivalent capacity.

    Forward Foreign Currency Contracts
    The Company operates in North America and Europe, which gives rise to a risk that its earnings, cash flows and shareholders' equity may be adversely impacted by fluctuations in foreign exchange rates amongst the four principal currencies in which the Company currently conducts business; namely, the U.S. and Canadian dollars, the British Pound and the Euro.

    Operating as a global company, Decoma transacts business through operating divisions whose functional currency is generally the currency of the division's country of residence, except for the Company's operations in Mexico where the functional currency is the U.S. dollar. To protect against the reduction in value of foreign currency cash flows resulting from foreign currency customer and supplier contracts, the
    Company has instituted a foreign currency cash flow hedging program. The
    Company hedges portions of its cash flows denominated in currencies other than the applicable division's functional currency with forward contracts.

    The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

    Any gains and losses on these hedging instruments, including the forward premium or discount on a forward foreign currency contract relating to the period prior to consummation of the foreign currency cash flow, are recognized in the same period as, and as part of, the hedged transaction.
    The Company does not enter into forward foreign currency contracts for speculative purposes.

    At December 31, 2003, the Company's outstanding forward foreign currency contracts included contracts to sell Canadian dollars in return for U.S.
    dollars totalling Cdn$37.0 million and Cdn$10.3 million in 2004 and 2005, respectively, at weighted average rates of 0.7334 U.S. dollars per
    Canadian dollar.

    Similarly, at December 31, 2003, the Company's United Kingdom operations had outstanding forward foreign currency contracts to sell British pounds in return for Euros totalling GBP 5.8 million and GBP 2.6 million in 2004 and 2005, respectively, at weighted average rates of 1.4950 Euros per
    British Pound.

    These contracts are designated and effective as hedges of the Canadian operations' net U.S. dollar purchase requirements and the United Kingdom operations' net Euro purchase requirements, respectively, primarily for raw materials.

    In addition, the Company's outstanding forward foreign currency contracts included contracts to sell Euros in return for U.S. dollars totalling
    $11.4 million in 2004 at weighted average rates of 1.1725 U.S. dollars per Euro which are designated and effective as hedges of the European operations' U.S. dollar affiliation fee payment requirements.

    Return on Investment
    Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Convertible Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 15% and 29% for the years ended December 31, 2003 and
    2002, respectively. The decline reflects the United Kingdom impairment and continental Europe paint capacity consolidation charges, the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares
    into Class A Subordinate Voting Shares and translation, particularly of
    European net assets into the Company's U.S. dollar reporting currency.

    Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

    -------------------------------------------------------------------------
                                            Return on
                                          Funds Employed     Funds Employed
                                      ------------------- -------------------
                                           Years Ended            As at
                                           December 31,        December 31,
                                      ------------------- -------------------
    (U.S. dollars in millions)            2003      2002      2003      2002
    -------------------------------------------------------------------------

    North America                          34%       35%  $  720.1  $  569.3
    Europe
      Excluding Merplas                   (14%)       1%     283.1     193.6
      Merplas                             (42%)     (66%)     28.7      26.9
    Corporate                              n/a       n/a      21.0      (0.1)
    -------------------------------------------------------------------------
    Global                                 17%       22%  $1,052.9  $  789.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Return on funds employed was 17% in 2003. Return on funds employed for
    2003 compared to 2002 was negatively impacted by the United Kingdom impairment and continental Europe paint capacity consolidation charges;
    increased non-cash working capital investments; and increased investments in Europe, particularly with the new Belplas paint line, and in North
    America at Decostar. Translation, particularly of European funds employed into the Company's U.S. dollar reporting currency, also negatively impacted return on funds employed. These negative impacts were partially offset by the 2002 write-down of Merplas deferred preproduction expenditures.

    OTHER SELECTED FINANCIAL INFORMATION

    The Company is required to disclose its contractual obligations as of
    December 31, 2003 as follows:

    -------------------------------------------------------------------------
                                               As at December 31, 2003
                                    -----------------------------------------
                                     Less than       2-3       4-5 More than
    (U.S. dollars in millions)          1 year     years     years   5 years
    -------------------------------------------------------------------------

    Long-term debt and capital
     lease obligations                $  146.6  $    7.3  $    3.3  $    0.6
    Liability portion of Convertible
     Series Preferred Shares             150.6         -         -         -
    Operating lease commitments           33.7      61.8      47.0      99.6
    Purchase obligations (i)                 -         -         -         -
    -------------------------------------------------------------------------
    Total contractual obligations and
     commitments                      $  330.9  $   69.1  $   50.3  $  100.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The Company had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

    In addition to the above, the Company's obligations with respect to employee future benefit plans, which have been actuarially determined, were $7.5 million at December 31, 2003 broken down as follows:

    -------------------------------------------------------------------------
                                                           Canada &
                                      Canada &            U.S. Post
                                          U.S.    German Retirement
    (U.S. dollars in millions)         Pension   Pension    Medical    Total
    -------------------------------------------------------------------------

    Projected benefit obligation      $    6.8  $    3.3  $    9.0  $   19.1
    Less plan assets                      (5.2)        -         -      (5.2)
    -------------------------------------------------------------------------
    Unfunded amount                        1.6       3.3       9.0      13.9
    Unrecognized past service costs
     and actuarial losses                 (1.3)        -      (5.1)     (6.4)
    -------------------------------------------------------------------------
    Amount recognized in other
     long-term liabilities            $    0.3  $    3.3  $    3.9  $    7.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company is also required to disclose the following selected annual information for the most recent three fiscal years:

    -------------------------------------------------------------------------
                                                          Years Ended
    (U.S. dollars, in millions except                     December 31,
                                                -----------------------------
     per share figures)                             2003      2002      2001
    -------------------------------------------------------------------------

    Total sales                                 $2,355.8  $2,056.7  $1,815.9
    Net income                                      71.9      93.0      68.7
    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                         0.88      1.30      1.00
      Diluted                                       0.77      1.03      0.81
    Cash dividends declared per Class A
     Subordinate Voting and Class B Share in
     respect of each period                         0.26      0.21      0.18
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total assets                                 1,525.5   1,192.5   1,169.2
    Total long-term liabilities,
     excluding future taxes                         18.7     205.7     310.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Changes in total sales, net income and earnings and cash dividends per
    Class A Subordinate Voting or Class B Share between 2003 and 2002 are explained in this MD&A. The growth in total assets is a result of translation of Canadian dollar, Euro and British Pound operations into the Company's U.S. dollar reporting currency, capital spending and investments in non-cash working capital. Long-term liabilities at
    December 31, 2002 includes debt due to Magna of $75.1 million and the liability portions of the Series 4 and 5 Convertible Series Preferred
    Shares of $116.1 million. These amounts are current at December 31, 2003.

    The growth in 2002 sales and earnings compared to 2001 is the result of strong performance by the Company's North American segment. The ramp up of programs that launched in 2001, the Autosystems lighting acquisition, takeover programs that launched at the beginning of 2002, favourable production volume program mix and a year with relatively few major new program launches and associated launch costs all contributed to strong sales and earnings in North America. In the Company's Europe segment, production sales increased as a result of the ramp up of the BMW Mini and
    Jaguar X400 programs and as a result of translation of Euro and British
    Pound sales into the Company's U.S. dollar reporting currency. However, combined production sales in Germany and Belgium, measured in Euros, declined as a result of lower vehicle production volumes including lower volumes on certain high content programs. This sales decline, in conjunction with costs to support significant future European sales growth, contributed to a decline in European, excluding Merplas, operating income. Merplas, on the other hand, reduced its operating losses before the write-off of deferred preproduction expenditures.

    The Company is also required to disclose the following selected quarterly information for the most recent eight quarters:

    -------------------------------------------------------------------------
                                             Three Month Periods Ended
                                      ---------------------------------------
    (U.S. dollars, in millions        December September   June 30, March 31,
    except per share figures)         31, 2003  30, 2003      2003      2003
    -------------------------------------------------------------------------

    Total sales                       $  646.2  $  556.4  $  592.1  $  561.1
    Net income                            (3.8)     14.7      33.8      27.2
    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                              (0.06)     0.17      0.46      0.38
      Diluted                            (0.06)     0.16      0.34      0.30
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                             Three Month Periods Ended
                                      ---------------------------------------
    (U.S. dollars, in millions        December September   June 30, March 31,
    except per share figures)         31, 2002  30, 2002      2002      2002
    -------------------------------------------------------------------------

    Total sales                       $  528.2  $  465.5  $  565.8  $  497.1
    Net income                            23.1      18.6      27.4      23.9
    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                               0.32      0.26      0.39      0.34
      Diluted                             0.25      0.21      0.30      0.27
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Changes in total sales, net income and earnings per Class A Subordinate
    Voting or Class B Share between the fourth quarters of 2003 and 2002 are explained in this MD&A. The third quarter is affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns. Sales in 2003 compared to 2002 benefited from translation of Canadian, Euro and British Pound sales into the Company's
    U.S. dollar reporting currency, sales at new European start up facilities and the FM Lighting acquisition commencing in the second quarter of 2002.
    Earnings in the second half of 2003 compared to 2002 were impacted by
    North American program changeovers, lower vehicle production volumes on certain high content programs, Decostar costs, customer pricing pressures, foreign exchange losses on U.S. dollar denominated monetary items held in Canada and increased losses in Europe particularly in the third quarter of 2003.

    FORWARD LOOKING STATEMENTS

    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks include, without limitation; the Company's reliance on its major OEM customers; increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the effect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to successfully implement European improvement plans; the possible conversion of the Company's Convertible Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual Information Form dated May 20th, 2003, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

    >>
nts or circumstances or otherwise. >>